January 17, 2008

Mail Stop 6010

By U.S. Mail and facsimile to 973-802-8287

Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102
Attn: Kathleen M. Gibson, Vice President
Secretary and Corporate Governance Officer

> **Re: Prudential Financial, Inc.**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 1-16707**

Dear Ms. Gibson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel